UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

July 17, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distributions

On March 31, 2026, the board of managers of RealtyMogul Income REIT, Inc., formerly known as RealtyMogul Income REIT, LLC (the “Company”), authorized a daily cash distribution of its common shares to shareholders of record as of the close of each business day in the period beginning April 1, 2026 and ending on June 30, 2026, of $0.0003078082 per common share from April 1, 2026 to May 31, 2026, and of $0.0002815068 per common share (each, a “Distribution”) payable to shareholders of record as of the close of each business day in the period beginning June 1, 2026 and ending on June 30, 2026 (each, a “Distribution Period”). The Company’s board of directors expects the Distributions will be paid on or about July 17, 2026.

The Company converted from RealtyMogul Income REIT, LLC to RealtyMogul Income REIT, Inc., a Maryland corporation, effective as of April 27, 2026, at which time the Company’s board of managers was succeeded by the Company’s board of directors and the Company’s common shares became shares of common stock held by stockholders.

Each Distribution equates to approximately 1.5% of the Company’s net asset value (“NAV”) on an annualized basis, assuming a $7.49 per share NAV (the then-current purchase price for the Distribution Period from April 1, 2026 to May 31, 2026) calculated for the Distribution Period beginning April 1, 2026 and ending on May 31, 2026, and approximately 1.5% of our NAV on an annualized basis, assuming a $6.85 per share NAV (the then-current purchase price effective June 1, 2026), calculated for the Distribution Period beginning June 1, 2026 and ending on June 30, 2026. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future authorize lower distributions or no distributions at all for any given period.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, INC.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: July 17, 2026